Abigail P. Hemnes abigail.hemnes@klgates.com
June 13, 2019
T +1 617 951 9053 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: DeCarlo McLaren

Re:	John Hancock Strategic Series (the “Trust”) — File Nos. 033-05186, 811-04651 Registration Statement on Form N-1A

Dear Mr. McLaren:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 28, 2019, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 69 under the Securities Act of 1933, as amended, and Amendment No. 69 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 11, 2019, accession no. 0001133228-19-002136 (the “Amendment”). The Amendment relates to the registration of shares of John Hancock Managed Account Shares Investment-Grade Corporate Bond Portfolio (“Investment-Grade Portfolio”), John Hancock Managed Account Shares Non-Investment-Grade Corporate Bond Portfolio (“Non-Investment Grade Portfolio), and John Hancock Managed Account Shares Securitized Debt Portfolio (“Securitized Debt Portfolio,” and, together with Investment Grade Portfolio and Non-Investment Grade Portfolio, the “Funds”), each a newly established series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Prospectus Comments

1.	Comment — Under “Fund Summary — Fees and expenses,” please provide completed fee tables for the Funds as part of the comment response letter.

Response — In response to the Staff’s comment, the Trust has included fee tables for each Fund in Appendix A.

K&L Gates LLP

State Street Financial Center One Lincoln Street Boston MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

2.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table of each Fund, please confirm supplementally whether the advisor may recoup fees waived or expenses reimbursed.

Response — Supplementally, the Trust confirms that the advisor cannot recoup fees waived or expenses reimbursed.

3.	Comment — Under “Fund summary — Principal investment strategies” of each Fund it is stated that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of each Fund’s 80% Policy.

Response — Supplementally, the Trust notes that each Fund generally uses market value (and not notional value) to value derivatives in connection with its 80% Policy.

4.	Comment —Under “Fund Summary — Principal risks” of each Fund, please reorder the risks to appear in order of importance.

Response — The Trust notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. To maintain consistency of disclosure complex-wide, the Trust respectfully declines to make this change.

5.	Comment — Under “Fund Summary — Principal risks” of each Fund, please consider separating “duration” as a standalone principal risk.

Response — The Trust respectfully believes that the disclosure adequately addresses duration risk. The Trust further notes that the Statement of Additional Information (“SAI”) contains the following disclosure regarding duration risk:

The longer a fixed-income security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity, and call features, among other characteristics. All other things remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed-income investments would generally be expected to decline by one percent for every year of the portfolio’s average duration above zero. For example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. The maturity of a security, another commonly used measure of price sensitivity, measures only the time until final payment is due, whereas duration takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate is reset (in the case of variable-rate securities).

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Therefore, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment — Under “Fund summary — Portfolio management,” each Fund states that certain portfolio managers have managed the Fund “since inception.” Please revise this disclosure to indicate the month and year in which each portfolio manager commenced management of the Fund.

Response — Generally, the date that a newly established John Hancock fund (such as the Funds) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. The year in which each portfolio manager commenced management of each Fund will be disclosed in such Fund’s first annual update. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — Securitized Debt Portfolio states under “Fund summary — Principal investment strategies” that it “will invest only in securitized assets, which may include, but are not limited to, mortgage-backed and asset-backed securities.” Please add disclosure regarding the 15% limitation on investments in illiquid securities.

Response — The Trust notes that Securitized Debt Portfolio does not, as a principal investment strategy, invest in illiquid securities. Although the Trust acknowledges that the liquidity of the Securitized Debt Portfolio’s investments, like those of any fund, can become impaired, Securitized Debt Portfolio does not anticipate holding significant positions in illiquid securities. Accordingly, the Trust believes that prospectus disclosure of the 15% limitation in illiquid investments is not necessary. Therefore, the Trust respectfully declines to make the requested change.

8.	Comment — Investment Grade Portfolio states under “Fund summary — Principal investment strategies” that “[t]he manager focuses on sector allocation, industry allocation, and security selection in making investment decisions.” If applicable, please include disclosure regarding any particular sectors in which Investment Grade Portfolio may invest, along with corresponding risk disclosure.

Response —The Trust notes that Investment Grade Portfolio does not intend to focus its investments in any particular sector on an ongoing basis. Therefore, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — In “Fund details” under the heading “Management fee,” please disclose the period to be covered by the shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A, not necessarily the exact date of the report.
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Response — The Trust respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Trust believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

SAI Comments

10.	Comment — Under the heading “Investment Policies,” please consider separating the principal and non-principal investment policies with headers where applicable.

Response — The Trust notes that the formatting of the disclosure under the heading “Investment Policies” is standard across all funds in the John Hancock fund complex. The Trust further notes that the introductory paragraph to this section states that “[t]he principal strategies and risks of investing in each Fund are described in the applicable Prospectus.” Accordingly, the Trust believes that this statement provides appropriate guidance regarding which of each Fund’s investment strategies are considered principal investment strategies. For these reasons, the Trust respectfully declines to make any changes in response to this comment.

11.	Comment — Under the heading “Additional Investment Policies - Participation Interests,” please disclose that it may take longer than seven days for transactions in bank loans to settle.

Response — The Trust respectfully notes that under the heading “Additional Investment Policies - Illiquid Securities” the Trust states that “[n]o Fund may invest more than 15% of its net assets in securities that cannot be sold or disposed of in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.” The disclosure further states that illiquid securities may include bank loan participation interests. The Trust believes this disclosure is responsive to the Staff’s comment and, therefore, respectfully declines to make any changes in response to this comment.

12.	Comment — The Staff notes that Master Limited Partnership Risk is included under the heading “Risk Factors.” Please confirm that the Funds currently intend to invest in master limited partnerships (“MLPs”).

Response — In response to the Staff’s comment, the Trust confirms that the Funds will invest in bonds issued by MLPs. Therefore, each Fund will add the following sentence to its principal investment strategies:

The fund may invest in bonds issued by master limited partnerships.

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In addition, each Fund will add the following risk disclosure under the heading “Fund Summary — Principal risks:”

Master limited partnership risk. MLPs generally reflect the risks associated with their underlying assets and with pooled investment vehicles. MLPs with credit-related holdings are subject to interest-rate risk and risk of default.

Lastly, the Trust will add the following disclosure in “Fund details” under the heading “Principal risks of investing:”

Master limited partnership risk

Many MLPs in which the fund may invest operate oil, natural gas, or petroleum facilities, or other facilities within the energy sector. As a result, the fund will be susceptible to adverse economic, environmental, or regulatory occurrences affecting the energy sector. MLPs and other companies operating in the energy sector are subject to specific risks, including, among others, fluctuations in commodity prices; reduced consumer demand for commodities such as oil, natural gas, or petroleum products; reduced availability of natural gas or other commodities for transporting, processing, storing, or delivering; slowdowns in new construction; extreme weather or other natural disasters; and threats of attack by terrorists on energy assets. Additionally, changes in the regulatory environment for energy companies may adversely impact their profitability. Over time, depletion of natural gas reserves and other energy reserves may also affect the profitability of energy companies.

13.	Comment — Under the heading “Description of the Funds’ Shares” please confirm that January 22, 2016 is the date of the most current declaration of trust.

Response — The Trust so confirms.

14.	Comment — Please fill in the missing information in Appendix B to the SAI.

Response — The Trust will make the requested change.

* * * * *

The Trust, on behalf of the Funds, intends to file definitive forms of prospectuses and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9053 or Thomas Dee, Assistant Secretary of the Trust, at (617) 663-4311.

Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Thomas Dee
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Appendix A

Fee Tables

John Hancock Managed Account Shares Investment-Grade Corporate Bond Portfolio

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (%) (fees paid directly from your investment)
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.63%
Other expenses[1]	0.37%
Total annual fund operating expenses	1.00%
Contractual expense reimbursement[2]	-1.00%
Total annual fund operating expenses after expense reimbursements	0.00%

1 “Other expenses” have been estimated for the fund’s first year of operations.

2 The advisor has contractually agreed to reimburse 100% of the fund’s operating expenses, including the Management fee and Other Expenses. This agreement expires on September 30, 2022, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The fund is an integral part of a separately managed account program, and the fund’s manager, the fund’s subadviser or their affiliates will be compensated directly or indirectly by separately managed account program sponsors or program participants for managed account advisor services. Participants in a separately managed account program pay a “wrap” fee to the sponsor of the program. Participants pay no additional fees or expenses to purchase shares of the fund.

EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 year	0
3 years	0
6

John Hancock Managed Account Shares Securitized Debt Portfolio

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (%) (fees paid directly from your investment)
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.63%
Other expenses[1]	0.37%
Total annual fund operating expenses	1.00%
Contractual expense reimbursement[2]	-1.00%
Total annual fund operating expenses after expense reimbursements	0.00%

1 “Other expenses” have been estimated for the fund’s first year of operations.

2 The advisor has contractually agreed to reimburse 100% of the fund’s operating expenses, including the Management fee and Other Expenses. This agreement expires on September 30, 2022, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The fund is an integral part of a separately managed account program, and the fund’s manager, the fund’s subadviser or their affiliates will be compensated directly or indirectly by separately managed account program sponsors or program participants for managed account advisor services. Participants in a separately managed account program pay a “wrap” fee to the sponsor of the program. Participants pay no additional fees or expenses to purchase shares of the fund.

EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 year	0
3 years	0
7

John Hancock Managed Account Shares Non-Investment-Grade Corporate Bond Portfolio

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (%) (fees paid directly from your investment)
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.63%
Other expenses[1]	0.37%
Total annual fund operating expenses	1.00%
Contractual expense reimbursement[2]	-1.00%
Total annual fund operating expenses after expense reimbursements	0.00%

1 “Other expenses” have been estimated for the fund’s first year of operations.

2 The advisor has contractually agreed to reimburse 100% of the fund’s operating expenses, including the Management fee and Other Expenses. This agreement expires on September 30, 2022, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The fund is an integral part of a separately managed account program, and the fund’s manager, the fund’s subadviser or their affiliates will be compensated directly or indirectly by separately managed account program sponsors or program participants for managed account advisor services. Participants in a separately managed account program pay a “wrap” fee to the sponsor of the program. Participants pay no additional fees or expenses to purchase shares of the fund.

EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 year	0
3 years	0
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